UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 8)

                    Under the Securities Exchange Act of 1934


                                  MedQuist Inc.
             -------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, no par value
             -------------------------------------------------------
                         (Title of Class of Securities)


                                   584949 10 1
             -------------------------------------------------------
                                 (CUSIP Number)

                                    COPY TO:

         Seth W. Hamot                                 Brian Brodrick, Esq.
 Roark, Rearden & Hamot, LLC                           Phillips Nizer LLP
      420 Boylston Street                               666 Fifth Avenue
       Boston, MA 02116                                New York, NY 10103
        (617) 595-4400                                     212-977-9700
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 17, 2009
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [X]

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "1934 Act") or otherwise subject to the liabilities of that section of the 1934 Act but shall be subject to all other provisions of the 1934 Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 584949 10 1
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:

         Seth W. Hamot
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         A United States Citizen
--------------------------------------------------------------------------------
                        7.    SOLE VOTING POWER
                                      2,367,138
      NUMBER OF         --------------------------------------------------------
       SHARES           8.    SHARED VOTING POWER
    BENEFICIALLY                      -0-
      OWNED BY          --------------------------------------------------------
        EACH            9.    SOLE DISPOSITIVE POWER
      REPORTING                       2,367,138
       PERSON           --------------------------------------------------------
        WITH            10.   SHARED DISPOSITIVE POWER
                                      -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,367,138
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         6.3%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

         IN, HC
--------------------------------------------------------------------------------

CUSIP No. 584949 10 1
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:

         Costa Brava Partnership III L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

         04-3387028
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         A Delaware Limited Partnership
--------------------------------------------------------------------------------
                        7.    SOLE VOTING POWER
                                      2,367,138
      NUMBER OF         --------------------------------------------------------
       SHARES           8.    SHARED VOTING POWER
    BENEFICIALLY                      -0-
      OWNED BY          --------------------------------------------------------
        EACH            9.    SOLE DISPOSITIVE POWER
      REPORTING                       2,367,138
       PERSON           --------------------------------------------------------
        WITH            10.   SHARED DISPOSITIVE POWER
                                      -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,367,138
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         6.3%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------

CUSIP No. 584949 10 1
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:

         Roark, Rearden & Hamot, LLC

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

         10-0000708
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         A Delaware Limited Partnership
--------------------------------------------------------------------------------
                        7.    SOLE VOTING POWER
                                      2,367,138
      NUMBER OF         --------------------------------------------------------
       SHARES           8.    SHARED VOTING POWER
    BENEFICIALLY                      -0-
      OWNED BY          --------------------------------------------------------
        EACH            9.    SOLE DISPOSITIVE POWER
      REPORTING                       2,367,138
       PERSON           --------------------------------------------------------
        WITH            10.   SHARED DISPOSITIVE POWER
                                      -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,367,138
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         6.3%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

         OO - Other
--------------------------------------------------------------------------------

CUSIP No. 584949 10 1
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:

         Andrew R. Siegel
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

         [PF]
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         A United States Citizen
--------------------------------------------------------------------------------
                        7.    SOLE VOTING POWER
                                      2,000
      NUMBER OF         --------------------------------------------------------
       SHARES           8.    SHARED VOTING POWER
    BENEFICIALLY                      -0-
      OWNED BY          --------------------------------------------------------
        EACH            9.    SOLE DISPOSITIVE POWER
      REPORTING                       2,000
       PERSON           --------------------------------------------------------
        WITH            10.   SHARED DISPOSITIVE POWER
                                      -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,000
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         Less than 1%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

CUSIP No. 584949 10 1
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:

         Jay Scollins
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

         [PF]
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         A United States Citizen
--------------------------------------------------------------------------------
                        7.    SOLE VOTING POWER
                                      4,500
      NUMBER OF         --------------------------------------------------------
       SHARES           8.    SHARED VOTING POWER
    BENEFICIALLY                      -0-
      OWNED BY          --------------------------------------------------------
        EACH            9.    SOLE DISPOSITIVE POWER
      REPORTING                       4,500
       PERSON           --------------------------------------------------------
        WITH            10.   SHARED DISPOSITIVE POWER
                                      -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,500
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         Less than 1%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

                         AMENDMENT NO. 8 TO SCHEDULE 13D
                         -------------------------------

         This amendment ("Amendment No. 8") amends the Schedule 13D filed on October 12, 2007, as amended by Amendment No. 1 filed on October 23, 2007, Amendment No. 2 filed on November 6, 2007, Amendment No. 3 filed on November 20, 2007, Amendment No. 4 filed on December 13, 2007, Amendment No. 5 filed on December 14, 2007, Amendment No. 6 filed on January 7, 2008 and Amendment No. 7 filed on January 24, 2008, by Costa Brava Partnership III L.P. ("Costa Brava"), Roark, Rearden and Hamot, LLC, Seth W. Hamot and Andrew R. Siegel with the Securities and Exchange Commission with respect to the shares of common stock, no par value (the "Common Stock"), of MedQuist Inc., a New Jersey corporation (the "Issuer"). Each of Costa Brava, Roark, Rearden and Hamot, LLC, Seth W. Hamot, Andrew R. Siegel, and Jay Scollins (who is being added as a reporting person in this Amendment No. 8) is each referred to herein individually as a "Filer" and collectively as the "Filers."

Item 2.  Identity and Background.
         -----------------------

         Item 2 is hereby amended and restated as follows:

         This statement is filed jointly by (1) Seth W. Hamot, a United States citizen; (2) Roark, Rearden and Hamot, LLC, a Delaware limited liability company; (3) Costa Brava Partnership III L.P., a Delaware limited partnership ("Costa Brava"); (4) Andrew R. Siegel, a United States citizen; and (5) Jay Scollins, a United States citizen. Each of the parties listed in the immediately preceding sentence is referred to herein individually as a "Filer" and collectively as the "Filers."

         Seth W. Hamot, is the President, Andrew R. Siegel is a Senior Vice President, and Jay Scollins is the Chief Financial Officer, respectively, of Roark, Rearden and Hamot, LLC. Roark, Rearden & Hamot, LLC is the general partner of Costa Brava Partnership III L.P.

         The principal business of Costa Brava Partnership III L.P. is to make investments in, buy, sell, hold, pledge and assign securities. The principal business of Roark, Rearden and Hamot, LLC is to act as general partner of Costa Brava Partnership III L.P. The principal business address of each of the Filers is 420 Boylston Street, Boston, MA 02116.

         None of Filers has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). None of the Filers has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         Item 5 is hereby amended and restated as follows:

         (a), (b) The Filers (other than Andrew R. Siegel and Jay Scollins) are the beneficial owners of 2,367,138 shares of Common Stock (approximately 6.3% of the shares of Common Stock outstanding on February 24, 2009 as reported in the

Issuer's 2008 Form 10-K). Mr. Siegel is the beneficial owner of 2,000 shares of Common Stock representing less than 1% of the issued and outstanding shares of Common Stock. Mr. Scollins is the beneficial owner of 4,500 shares of Common Stock representing less than 1% of the issued and outstanding shares of Common Stock. The Filers have the sole power to vote and sole power to dispose of such shares to which this Amendment No. 8 relates.

         (c) The Filers have not effected any transactions in the Common Stock of the Issuer within the past sixty (60) days except for the following open market purchases of shares of Common Stock by Costa Brava:

               Date              No. Shares           Purchase Price
             ---------           ----------           --------------
             2/24/2009              5,000                  $2.36
             2/26/2009              2,997                  $2.27
              3/9/2009             18,088                  $2.03
             3/12/2009              3,320                  $2.48
             3/13/2009             10,900                  $2.56
              4/2/2009             25,000                  $2.36
              4/2/2009             10,000                  $2.34
              4/3/2009             23,940                  $2.36
              4/8/2009            116,687                  $2.28
              4/8/2009              2,000                  $2.50
             4/14/2009              4,499                  $2.36
             4/15/2009             40,000                  $2.51
             4/16/2009              1,910                  $2.52
             4/17/2009              1,000                  $2.50


         (d) Not applicable.

         (e) Not applicable.

Item 6.  Material to be Filed as Exhibits.

Item 6 is hereby amended and restated as follows:

Exhibit A -- Agreement Regarding the Joint Filing of Schedule 13D. [Previously filed.]

Exhibit B -- Information concerning the Filers' transactions for the period from August 13, 2007 to October 11, 2007. [Previously filed.]

Exhibit C -- Complaint filed on October 9, 2007 by Costa Brava Partnership III L.P. against MedQuist Inc. in the Superior Court of New Jersey. [Previously filed.]

Exhibit D -- Order to Show Cause issued by the Superior Court of New Jersey on October 10, 2007. [Previously filed.]

Exhibit E -- Letter dated October 11, 2007 from the Filers to the Issuer. [Previously filed.]

Exhibit F -- Preliminary Proxy Statement dated October 19, 2007. [Incorporated by reference to the Preliminary Proxy Statement filed with the SEC on October 19, 2007.]

Exhibit G -- Letter from counsel to Costa Brava Partnership III L.P. to the Issuer dated October 30, 2007. [Previously filed]

Exhibit H -- Amended Preliminary Proxy Statement dated November 19, 2007. [Incorporated by reference to the Preliminary Proxy Statement filed with the SEC on November 19, 2007.]

Exhibit I -- Amended Complaint filed on November 19, 2007 by Costa Brava Partnership III L.P. against MedQuist Inc. in the Superior Court of New Jersey. [Previously filed]

Exhibit J -- Amended Preliminary Proxy Statement dated December 13, 2007. [Incorporated by reference to the Preliminary Proxy Statement filed with the SEC on December 12, 2007.]

Exhibit K -- Order issued by the Superior Court of New Jersey on December 14, 2007. [Previously filed]

Exhibit L -- Letter from Costa Brava Partnership III L.P. to Mr. Clement Revetti, Jr. dated January 7, 2008 [Previously filed].

Exhibit M -- Letter from counsel to Costa Brava Partnership III L.P. to the Board of Directors of the Issuer dated January 22, 2008. [Previously filed]

* Exhibit N -- Amended and Restated Agreement Regarding the Joint Filing of
Schedule 13D.

--------------------------
* Filed herewith.

                                   SIGNATURES
                                   ----------

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: April 17, 2009

                                       COSTA BRAVA PARTNERSHIP III L.P.

                                       By: Roark, Rearden & Hamot, LLC,
                                           its General Partner

                                       By: /s/ Seth W. Hamot
                                           -------------------------------------
                                           Seth W. Hamot
                                           President


                                       SETH W. HAMOT

                                       By: /s/ Seth W. Hamot
                                           -------------------------------------
                                           Seth W. Hamot


                                       ROARK, REARDEN & HAMOT, LLC

                                       By: /s/ Seth W. Hamot
                                           -------------------------------------
                                           Seth W. Hamot
                                           President


                                       ANDREW R. SIEGEL

                                       By: /s/ Andrew R. Siegel
                                           -------------------------------------
                                           Andrew R. Siegel


                                       JAY SCOLLINS

                                       By: /s/ Jay Scollins
                                           -------------------------------------
                                           Jay Scollins

                                  EXHIBIT INDEX
                                  -------------


Exhibit     Description

A           Agreement Regarding the Joint Filing of Schedule 13D.
            [Previously filed]

B Information concerning the Filers' transactions for the period from August 13, 2007 to October 11, 2007. [Previously filed]

C Complaint filed on October 9, 2007 by Costa Brava Partnership III L.P. against MedQuist Inc. in the Superior Court of New Jersey. [Previously filed]

D Order to Show Cause issued by the Superior Court of New Jersey on October 10, 2007. [Previously filed]

E           Letter dated October 11, 2007 from the Filers to the Issuer.
            [Previously filed]

F           Preliminary Proxy Statement dated October 19, 2007.
            [Incorporated by reference to the Preliminary Proxy Statement filed with the SEC on October 19, 2007.]

G Letter from counsel to Costa Brava Partnership III L.P. to the Issuer dated October 30, 2007.

H           Amended Preliminary Proxy Statement dated November 19, 2007.
            [Incorporated by reference to the Preliminary Proxy Statement filed with the SEC on November 19, 2007.] [Previously filed]

I Amended Complaint filed on November 19, 2007 by Costa Brava Partnership III L.P. against MedQuist Inc. in the Superior Court of New Jersey. [Previously filed]

J           Amended Preliminary Proxy Statement dated December 13, 2007.
            [Incorporated by reference to the Preliminary Proxy Statement filed with the SEC on December 13, 2007.]

K Order issued by the Superior Court of New Jersey on December 14, 2007. [Previously filed]

L           Letter from counsel to Costa Brava Partnership III L.P. to Mr.
            Clement Revetti, Jr. dated January 7, 2008 [Previously filed]

M Letter from counsel to Costa Brava Partnership III L.P. to the Board of Directors of the Issuer dated January 22, 2008.
            [Previously filed]

N           Amended and Restated Agreement Regarding the Joint Filing of
            Schedule 13D [Filed herewith].

EXHIBIT N
---------

                    AMENDED AND RESTATED AGREEMENT REGARDING
                        THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13D to which this
Exhibit is attached, and such Schedule 13D is filed on behalf of each of them;
and

(ii) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: April 17, 2009

                                       COSTA BRAVA PARTNERSHIP III L.P.

                                       By: Roark, Rearden & Hamot, LLC,
                                           its General Partner

                                       By: /s/ SETH W. HAMOT
                                           -------------------------------------
                                           Seth W. Hamot
                                           President

                                       SETH W. HAMOT

                                       By: /s/ SETH W. HAMOT
                                           -------------------------------------
                                           Seth W. Hamot


                                       ROARK, REARDEN & HAMOT, LLC

                                       By: /s/ SETH W. HAMOT
                                           -------------------------------------
                                           Seth W. Hamot
                                           President


                                       ANDREW R. SIEGEL

                                       /s/ ANDREW R. SIEGEL
                                       -----------------------------------------
                                       Andrew R. Siegel


                                       JAY SCOLLINS

                                       /s/ JAY SCOLLINS
                                       -----------------------------------------
                                       Jay Scollins